RCM Technologies, Inc.	Tel: 856.356.4500	Corporate Contacts:
2500 McClellan Avenue	Fax: 856.356.4600	Leon Kopyt
Pennsauken, NJ 08109	info@rcmt.com	Chairman, President & CEO
	www.rcmt.com	Kevin D. Miller
Chief Financial Officer

P R E S S   R E L E A S E

RCM TECHNOLOGIES AMENDS STOCKHOLDER RIGHTS PLAN
TO ADD QUALIFIED OFFER PROVISION
-Provision Enables Stockholders to Prevent Qualifying Offer From Triggering Rights Plan-

Pennsauken, NJ – May 28, 2013 -- RCM Technologies, Inc. (NasdaqGM: RCMT) today announced that its Board of Directors has approved an amendment to its previously adopted Rights Plan to add a qualified offer / stockholder redemption provision.

The qualified offer provision is intended to ensure that the Rights Plan does not discourage prospective acquirors from making offers to acquire RCM that may be in the best interests of stockholders. It provides that if RCM receives a qualified offer (as defined in the amended Rights Plan) and the RCM Board of Directors has not redeemed the outstanding rights or exempted such offer from the terms of the Rights Plan or called a special meeting of stockholders for the purpose of voting on whether or not to exempt such qualified offer from the terms of the Rights Plan, in each case by the end of the 90 business days following the announcement of such qualified offer, the holders of 10 percent of RCM’s outstanding common stock may call a special meeting of stockholders to vote on a resolution authorizing the redemption of all, but not less than all, the then outstanding rights.

The Rights Plan, as amended, is intended to protect RCM and its stockholders from efforts to obtain control of RCM that the Board of Directors determines are not in the best interests of RCM and its stockholders, and to enable all stockholders to realize the long-term value of their investment in RCM. The Rights Plan is also designed to ensure that all RCM stockholders receive fair and equal treatment in the event that a stockholder or group of stockholders or other third party attempts to acquire a substantial interest in RCM’s common stock or attempts an unsolicited takeover of RCM without first negotiating with the RCM Board of Directors. The Rights Plan is not intended to interfere with any merger, tender or exchange offer or other business combination approved by the RCM Board of Directors. Nor does the Rights Plan prevent the RCM Board of Directors from considering any offer that it considers to be in the best interest of its stockholders.

“With the addition of the qualified offer stockholder redemption provision, we believe the Rights Plan reaches an appropriate balance between protecting our stockholders from coercive and unfair takeover attempts, on the one hand, and, on the other, comporting with current best practices in corporate governance that give stockholders a voice in determining whether a particular acquisition offer is in their best interests,” said Leon Kopyt, Chairman of the Board and CEO of RCM.

In addition to the qualified offer stockholder redemption feature, the RCM Board has taken the following actions to ensure that the Rights Plan, as amended, is consistent with what it believes are generally considered best practices by many stockholder advisory, risk management and corporate governance bodies:

·	The Rights Plan is of a limited duration and expires by its terms on January 30, 2014;

·	The Rights Plan does not contain any dead-hand, slow-hand, no-hand or similar feature that limits the ability of a future Board of Directors to redeem the rights; and

·	The RCM Board of Directors intends to submit the Rights Plan for ratification at this year’s annual meeting of stockholders.

Further details of the Rights Plan, as amended, will be contained in a Current Report on Form 8-K and in an amended Registration Statement on Form 8-A/A that RCM will be filing with the Securities and Exchange Commission (SEC). These filings will be available on the SEC's web site at www.sec.gov.

About RCM

RCM Technologies, Inc. is a premier provider of business and technology solutions designed to enhance and maximize the operational performance of its customers through the adaptation and deployment of advanced information technology and engineering services. RCM is an innovative leader in the delivery of these solutions to commercial and government sectors.  RCM is also a provider of specialty healthcare services to major health care institutions and educational facilities. RCM’s offices are located in major metropolitan centers throughout North America.  Additional information can be found at www.rcmt.com

Forward –Looking Statements

Any statements contained in this release that are not purely historical are forward-looking statements within the Private Securities Litigation Reform Act of 1995 and are subject to various risks, uncertainties and other factors that could cause RCM’s actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements.  Forward looking statements include, but are not limited to, those relating to demand for RCM’s services, expected demand for our services and expectations regarding our revenues, RCM’s ability to continue to utilize goodwill, to continue to increase gross margins, to achieve and manage growth, to develop and market new applications and services, risks relating to the acquisition and integration of acquired businesses, the ability of RCM to consummate acquisitions as to which it executes non-binding letters of intent, demand for new services and applications, timing of demand for services, industry strength and competition and general economic factors.  Investors are directed to consider such risks, uncertainties and other factors described in documents filed by RCM with the Securities and Exchange Commission.